EXHIBIT 99.2

GLOBAL GREEN MATRIX CORP. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2012

Management's Discussion & Analysis ("MD&A") is intended to help the reader understand the Global Green Matrix Corp. (“Global Green” or the “Company”) financial statements.  The information provided herein should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2012 and audited financial statements for the year ended December 31, 2011 and related notes attached thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).   Except as otherwise disclosed, all dollar figures in this report are stated in Canadian dollars (“CAD”).  The effective date of this report is May 30, 2012.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.  See “Forward-looking Information and Statements” that are subject to risk factors set out in a cautionary note contained herein.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

Overview

Global Green provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products. With the acquisition of a newly developed frac water heating system and Intercept Rentals, the Company will continue to market its technologies to the resource sector in both Canada and USA.

PowerMaster (Inergy Plus Technologies Inc.)

On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to Global Green includes all current and future applications for the PowerMaster as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement.

The Powermaster – AGM is the core component in a proven, cost effective, advanced waste management system that immediately reduces the amount of materials being directed to existing landfills and sets the stage for the elimination of landfills in their entirety. Through the sale and use of the Powermaster – AGM technology Global Green will be able to service the demands of the large and growing waste management industry in Canada. The Company will be the leader in providing small and medium scale, low cost, highly efficient and high margin waste management systems to a broad range of clientele.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Overview (cont’d)

PowerMaster (Inergy Plus Technologies Inc.) (cont’d)

The Powermaster – AGM (Advanced Gyroscopic Mill)

The Powermaster – AGM grinds, dehydrates, and separates components of domestic and commercial waste, resulting in revenue from recyclables and a viable refuse derived fuel. It accomplishes all of this in a very cost effective fashion, with low maintenance and associated operating costs. Combined with other proprietary and “off the shelf” components like shredders, metal separators and screens a Powermaster – AGM will handle 30,000 tons of municipal solid waste annually with modular expansion capabilities available as volumes and needs increase.

I-Des and DryVac

On December 23, 2011, the Company signed a Distribution Agreement with I-Des Inc. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement.

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA. In consideration of the additional territory, the Company has paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

Acquisition of Intercept Rentals

On March 19, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval. Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

The purchase price of $1,620,000 was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or its nominee, a 10 percent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

Letter of Intent with Westcan Solutions Inc.

Subsequent to March 31, 2012, the Company signed a Letter of Intent (“LOI” or the “Agreement”) with Westcan Solutions Inc. (“Westcan”) to acquire all of the issued and outstanding shares of Westcan. Westcan is the sole holder of all of the issued and outstanding shares of Chemicals by Sterling Ltd., both companies being at arms-length in relation to the Company.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Overview (cont’d)

Letter of Intent with Westcan Solutions Inc. (cont’d)

Chemicals by Sterling Ltd. is a Saskatchewan registered, private company that provides a complete line of proprietary, custom blended and commodity chemicals for Western Canadian petroleum and natural gas exploration, development and production companies. Chemicals by Sterling ltd. is a diversified and dynamic company that provides effective and economical technical-based solutions to their customers throughout the industry. Since its establishment in 1986, Chemicals by Sterling has prided itself in providing the highest level of products and services to its clients.

Under the LOI, GGX would purchase all the issued and outstanding shares of Westcan for an aggregate purchase share price of $2,033,000, payable as to $10,000 cash, the repayment of debt in the amount of $33,000 and the issuance of 12,437,500 common shares of the Company at a deemed price of $0.16 per share. The common shares of the Company issued to be vendor will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. The completion of the proposed purchase is subject to a number of conditions including, negotiation and execution of a definitive agreement, receipt of all required regulatory approvals, including approval of the TSX Venture Exchange and completion of due diligence investigations of the Company.

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended March 31, 2012:

	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
Net loss ($)	(224,607)	(287,032)	(116,195)	(82,993)	(67,635)	(249,818)	(62,265)	(188,310)
Basic and diluted loss per share ($)	nil	(0.01)	(0.01)	nil	nil	(0.02)	nil	(0.02)

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable to write-down of certain investments and acquisition of licenses and Intercept Rentals.

Results of Operations

This review of the results of operations should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2012:

Overall, losses from operations were $222,455 for the three months ended March 31, 2012 compared to $65,350 for the three months ended March 31, 2011.  The increase of $157,105 in operating expenses for the periods ending March 31, 2012 and 2011 are attributed to the following:

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Results of Operations (cont’d)

Consulting fees increased by $25,893 to $49,893 for the three months ended March 31, 2012 from $24,000 for the three months ended March 31, 2011 was mainly due to hiring new consultants for financial and business development related affairs.

General and administrative expenses increased by $77,399 to $77,748 for the three months ended March 31, 2012 from $349 for the three months ended March 31, 2011 was mainly due to paying expenses relating to the acquisition of Intercept Rentals during the period.

Professional fees increased by $36,782 to $41,133 for the three months ended March 31, 2012 from $4,351 for the three months ended March 31, 2011 due to the legal fees relating to acquisition of DryVac and PowerMaster licenses and Intercept Rentals described above.

Travel increased by $38,523 to $38,926 for the three months ended March 31, 2012 from $403 for the three months ended March 31, 2011 due to business trips relating to acquisition of DryVac and PowerMaster licenses and Intercept Rentals during the quarter.

Capital Commitments

The Company had no commitments for property, plant and equipment expenditures for 2012.  The Company expects that any property and equipment expenditures incurred, based on future needs, will be funded from working capital and/or from operating or capital leases.

Liquidity and Capital Resources

As of March 31, 2012, the working capital was $678,721 as compared to working capital of $625,979 as at December 31, 2011.

The Company’s cash position decreased by $177,069 to $503,903 as of March 31, 2012 as compared to a cash balance of $680,972 as at December 31, 2011. The Company used $810,382 in operating activities for the three months ended March 31, 2012.  During the quarter, the Company received $906,394 from financing activities and used $273,081 in investing activities.

The Company believes that the remaining balance of cash will not be sufficient to meet its current working capital requirements over the fiscal year and any shortfall that may occur will be funded through the issuance of common shares and loans from related parties.

Going Concern

The Company incurred a net loss for the three months ended March 31, 2012 of $224,607 (2011 - $67,635) with a total cumulative operating deficit of $11,509,304 (December 31, 2011 - $11,284,697).  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to amortization of licenses, depreciation of property, plant and equipment, fair value measurements for financial instruments and share-based payments and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

Related Party Transactions

Related party balances

The following amounts due to related party are included in trade and other payables:

	March 31, 2012	December 31, 2011
Officer of the Company	$4,585	$3,963

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation
	Three Months Periods ended
	March 31, 2012	March 31, 2011
Short-term employee benefits – management fees	$30,000	$30,000
Office rent	750	-
	$30,750	$30,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Outstanding Share Data

Authorized

The authorized capital of the Company consists of an unlimited number of common voting shares and an unlimited number of preferred non-voting shares.

Common Shares

As at March 31, 2012 and May 30, 2012 (date of the report), there were 70,526,462 (December 31, 2011 - 45,382,697) common shares outstanding.

Private placements and other share issuance

For the Three Month period ended March 31, 2012

1)
On February 9, 2012, the Company completed private placement financing of 13,143,765 units for gross proceeds of $1,182,939.   Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,591 cash and 706,564 finder's warrants. Each finder's warrant is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

2)
As described earlier, the Company acquired Intercept Rentals for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date.

Stock Options

As of December 31, March 31, 2012 and May 30, 2012 (date of the report), there were no stock options outstanding.

Warrants

As of March 31, 2012 and May 30, 2012 (date of the report), there were 29,248,663 share purchase warrants outstanding.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Financial Instruments

Fair Value

The fair value of cash, trade and other receivables, trade and other payables, and loans and borrowings were estimated to approximate their carrying values due to the immediate short-term maturity of these financial instruments.  The convertible debentures are being carried at amortized value on the statement of financial position but were recognized at fair value at the date of issuance.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counter party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and receivables.  The Company limits exposure to credit risk by maintaining its cash and receivables with high-credit quality financial institutions.

Substantially all of the Company’s cash are held with three major Canadian financial institutions.  Receivables mainly consist of trade receivables and goods and services tax due from the Federal Government of Canada.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they fall due.  Management uses internally prepared cash flow forecasts to ensure that the Company has sufficient liquidity to meet its liabilities when due.  To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

As at March 31, 2012, the Company had cash of $503,903 to settle trade and other payables of $481,703, loans and borrowings of $459,163, and finance lease obligations of $176,198.  The Company believes that the remaining balance of cash will not be sufficient to meet its current working capital requirements and will consider securing additional funds through equity or debt transactions.

Risks and Uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favourable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Risks and Uncertainties (cont’d)

The Company has experienced an operating loss for the quarter ended March 31, 2012 and 2011.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Forward-looking Information and Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of current licensing, unanticipated reclamation expenses; fluctuations in commodity prices; fluctuations in foreign currency exchange rates, accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the reclamation and environment industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation for reclamation and/or environmental operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management reviews periodically information reflected in forward-looking statements.  The Company has and continues to disclose in its Management Discussion & Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml